

Mail Stop 3561

January 16, 2018

Kyle P. Bransfield
Chief Executive Officer
Union Acquisition Corp.
400 Madison Ave, Suite 11A
New York, NY 10017

Re: Union Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted December 20, 2017
CIK No. 0001725206

Dear Mr. Bransfield:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 2

2. We note your statement that you intend to focus on "businesses within sectors that are underrepresented on public exchanges and therefore represent the potential for valuation arbitrage." Please disclose the sectors that you believe are underrepresented, with a view to providing investors with insight into the industries in which you plan to focus.

3. Please disclose the basis for your statements that "Argentina, Brazil, and Chile have experienced significant economic recovery in recent months" and that "[r]ecovering consumer confidence, accommodative financial conditions, rising commodities prices and a healthy global backdrop are expected to continue driving Latin America's improved economic performance in 2018."

Proposed Business, page 46

4. We note that you have one executive officer. We also note that you do not appear to have a sponsor. Accordingly, please provide additional detail regarding how you plan to identify and evaluate possible acquisition candidates. In doing so, please tell us whether any of your initial shareholders plan to help you identify and evaluate possible acquisition candidates pursuant to the Business Combination Marketing Agreement. Please also disclose whether management or your initial shareholders has any prior experience with special purpose acquisition companies.

Liquidation if No Business Combination, page 53

5. You disclose that Union Group International Holdings Limited has contractually agreed pursuant to a written agreement that, if you liquidate the trust account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses, vendors, or other entities. Please file such written agreement as an exhibit to this registration statement or tell us why you do not believe this agreement is material. Refer to Item 601(b)(10) of Regulation S-K.

Certain Transactions, page 70

6. You disclose here and throughout your filing that you issued an unsecured promissory note to one of your initial shareholders on December 4, 2017, pursuant to which you may borrow up to an aggregate principal amount of $200,000. Please disclose here and in the Related Party Transactions section on page 44 the name of this shareholder. Refer to Item 11(n) of Form S-1 and Item 404(a)(1) of Regulation S-K.

7. Please disclose the number of private warrants that each of your initial shareholders has agreed to purchase and the approximate dollar value involved in the transaction, with a view to better understanding each affiliated party's interest in the transaction.

8. Please disclose in this section the approximate amount of underwriting fees, administrative fees, and fees to be received pursuant to the Business Combination Marketing Agreement by each of Ladenburg Thalmann, Brookline Capital Markets, and Atlantic-Pacific Capital, respectively.

<u>Taxation, page 85</u>

9. We note your disclosure that the Government of the Cayman Islands will not, under existing legislation, impose certain taxes upon your shareholders, and that you have applied for and received an undertaking from the Financial Secretary of the Cayman Islands. Please confirm that you will file the required opinion regarding tax matters, or confirm that you will file the undertaking you received from the Financial Secretary of the Cayman Islands. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

You may contact Adam, Phippen, Staff Accountant, at (202) 551-3336, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products